 CUSIP NO. 913483 10 3                                           Page  1  of 14

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. __)


                               UNIVERSAL ELECTRONICS INC.
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                          Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     913483 10 3
                                 --------------------
                                    (CUSIP Number)

Geoffrey Nixon                       Copy to:           Robert G. Leonard
MCM Associates Ltd.                                     Spitzer & Feldman P.C.
11 West 42nd Street                                     405 Park Avenue
New York, NY 10037                                      New York, NY 10022-4405
(212) 782-0207                                          (212) 888-6680


-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                    February 6, 1998
-------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.         / /

                                   SCHEDULE 13D

CUSIP NO. 913483 10 3                                              Page 2 of 14

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   Geoffrey Nixon (SS# ###-##-####)
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)/x/
                                                                         (b)/ /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   PF
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                       / /
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New Zealand
-------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER

    SHARES          -----------------------------------------------------------
                    8   SHARED VOTING POWER
  BENEFICIALLY          13,000
                    -----------------------------------------------------------
 OWNED BY EACH      9   SOLE DISPOSITIVE POWER

   REPORTING        -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
  PERSON WITH           13,000
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    13,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                               / /
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.2% (based on 6,311,538 shares outstanding at 11/12/97)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
-------------------------------------------------------------------------------

CUSIP NO. 913483 10 3                                              Page 3 of 14

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   Mission Partners, L.P. (EIN# 33-0569956)
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)/x/
                                                                         (b)/ /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   WC
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                       / /
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
                        267,750
    SHARES          -----------------------------------------------------------
                    8   SHARED VOTING POWER
  BENEFICIALLY
                    -----------------------------------------------------------
 OWNED BY EACH      9   SOLE DISPOSITIVE POWER
                        267,750
   REPORTING        -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
  PERSON WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    267,750
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                               / /
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.2% (based on 6,311,538 shares outstanding at 11/12/97)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    PN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D

CUSIP NO. 913483 10 3                                              Page 4 of 14

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   Liberty Nominees Limited (EIN# N/A)
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)/x/
                                                                         (b)/ /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   WC
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                       / /
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New Zealand
-------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
                        37,950
    SHARES          -----------------------------------------------------------
                    8   SHARED VOTING POWER
  BENEFICIALLY
                    -----------------------------------------------------------
 OWNED BY EACH      9   SOLE DISPOSITIVE POWER
                        37,950
   REPORTING        -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
  PERSON WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    37,950
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                               / /
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.6% (based on 6,311,538 shares outstanding at 11/12/97)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
-------------------------------------------------------------------------------

                                   SCHEDULE 13D

CUSIP NO. 913483 10 3                                              Page 5 of 14

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   Horizon Offshore, Ltd. (EIN# N/A)
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)/x/
                                                                         (b)/ /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   WC
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                       / /
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Cayman Islands
-------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
                        33,300
    SHARES          -----------------------------------------------------------
                    8   SHARED VOTING POWER
  BENEFICIALLY
                    -----------------------------------------------------------
 OWNED BY EACH      9   SOLE DISPOSITIVE POWER
                        33,300
   REPORTING        -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
  PERSON WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    33,300
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                               / /
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.5% (based on 6,311,538 shares outstanding at 11/12/97)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
-------------------------------------------------------------------------------

                                   SCHEDULE 13D

CUSIP NO. 913483 10 3                                              Page 6 of 14

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   M Partners L.P. (EIN# 13-3783468)
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)/x/
                                                                         (b)/ /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   WC
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                       / /
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
-------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
                        25,100
    SHARES          -----------------------------------------------------------
                    8   SHARED VOTING POWER
  BENEFICIALLY
                    -----------------------------------------------------------
 OWNED BY EACH      9   SOLE DISPOSITIVE POWER
                        25,100
   REPORTING        -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
  PERSON WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,100
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                               / /
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.4% (based on 6,311,538 shares outstanding at 11/12/97)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    PN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D

CUSIP NO. 913483 10 3                                              Page 7 of 14


Item 1.   Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value per share (the "UE Common Stock") of Universal Electronics Inc., a Delaware corporation ("UE"). The principal executive offices of UE are located at 1864 Enterprise Parkway West, Twinsburg, Ohio 44087.

Item 2.   Identity and Background

Items 2(a), (b), (c) and (f).

          This Statement is filed by Geoffrey Nixon ("Nixon"), Mission Partners, L.P. ("Mission"), Liberty Nominees Limited ("Liberty"), Horizon Offshore, Ltd. ("Horizon") and M Partners L.P. ("M Partners") (collectively the "Group"; each member of the Group being hereinafter referred to as "Member"). Nixon's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Nixon's principal occupation is serving as President of MCM Associates, Ltd., a Delaware corporation ("MCM"). The principal business address of MCM is 11 West 42nd Street, 19th Floor, New York, NY 10036. MCM is engaged in the business of managing investment funds for private pooled investment vehicles and managing designated accounts for certain other parties. MCM is wholly-owned by Nixon and Nixon is its sole director. Nixon is a citizen of the Country of New Zealand. Mission is a private Delaware investment limited partnership that is engaged in the business of making diversified investments. The principal business address of Mission is 11 West 42nd Street, 19th Floor, New York, NY 10036. The sole general partner of Mission is MCM. Liberty is a private New Zealand company that is engaged in making diversified investments. Its principal business address is at P.O. Box 10-246, Wellington, New Zealand. Liberty has established an account over which MCM has sole investment discretion. It is the account over which MCM has sole investment discretion that has purchased the shares of UE Common Stock. Horizon is a private Cayman Islands investment corporation that is engaged in the business of making diversified investments. Horizon's principal business address is at c/o International Management Services, Limited, Harbour Centre, North Church Street, P.O. Box 616, George Town, Grand Cayman, Cayman Islands, B.W.I. MCM is the sole investment manager of Horizon and MCM has full voting and dispositive power with respect to all of the securities owned by Horizon. M Partners is a New York limited partnership engaged in the business of making diversified investments. M Partners principal business address is at 42 Pleasant Street, Watertown, MA 02172. M Partners has established an account over which it has given sole investment discretion to MCM. It is the account over which MCM has sole investment discretion that has purchased shares of UE Common Stock.

                                   SCHEDULE 13D

CUSIP NO. 913483 10 3                                              Page 8 of 14


Item 2(d).

          During the last five years, neither Nixon, MCM, Mission nor Horizon nor, to the best of Nixon's knowledge, Liberty or M Partners, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Item 2(e).

          During the last five years, neither Nixon, MCM, Mission nor Horizon nor, to the best of Nixon's knowledge, Liberty or M Partners, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          All shares currently owned by the Group were acquired by the members through personal funds, in the case of Nixon, and working capital, in the case of Mission, Liberty, Horizon and M Partners. Nixon has used $130,165.00 in the aggregate to acquire the 13,000 shares of UE Common Stock.
 Mission has used $2,292,833.15 in the aggregate to acquire the 267,750 shares of UE Common Stock. Liberty has used $321,061.00 in the aggregate to acquire the 37,950 shares of UE Common Stock. Horizon has used $307,252.90 in the aggregate to acquire the 33,300 shares of UE Common Stock. M Partners has used $221,476.55 in the aggregate to acquire the 25,100 shares of UE Common Stock.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the securities is for investment purposes. Other than as discussed above in this Statement, neither the Group nor any of its Members currently have any plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of UE, or the disposition of securities of UE;

          (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UE or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of UE or any of its subsidiaries;

                                   SCHEDULE 13D

CUSIP NO. 913483 10 3                                              Page 9 of 14



          (d) any change in the present Board of Directors or management of UE, including any change in the number or term of directors or the filling of any existing vacancies on the Board of Directors;

          (e) any material change in the present capitalization or dividend policy of UE;

          (f) any other material change in UE's business or corporate structure;

          (g) any change in UE's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UE by any person;

          (h) the delisting of any class of securities of UE from a national securities exchange or any such class ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) any class of equity securities of UE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

          (j)  any action similar to any of those enumerated above.

          The Group intends to evaluate continuously their investment in UE and, based on such evaluation, may determine at a future date to change their respective current positions as to any action enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) Nixon owns 13,000 shares of UE Common Stock, representing 0.2% of UE's issued and outstanding shares (based on 6,311,538 shares outstanding
at November 12, 1997).   Mission owns 267,750 shares of UE Common Stock,
representing 4.2% of UE's issued and outstanding shares (based on 6,311,538 shares outstanding at November 12, 1997). Liberty owns 37,950 shares of UE Common Stock, representing 0.6% of UE's issued and outstanding shares (based on 6,311,538 shares outstanding at November 12, 1997). Horizon owns 33,300 shares of UE Common Stock, representing 0.5% of UE's issued and outstanding shares (based on 6,311,538 shares outstanding at November 12, 1997). M Partners owns 25,100 shares of UE Common Stock, representing 0.4% of UE's issued and outstanding shares (based on 6,311,538 shares outstanding at November 12, 1997).

                                  SCHEDULE 13D


CUSIP NO. 913483 10 3                                           Page  10  of 14



          (b) Each Member is the sole beneficial owner of the securities identified in subsection (a) above, except that Nixon owns the 13,000 shares of UE Common Stock jointly with his wife. MCM, as the sole general partner of Mission, has sole voting and dispositive power over the UE Common Stock owned by Mission. MCM, as the sole investment manager of an account established by Liberty, has sole voting and dispositive power over the shares of UE Common Stock owned by Liberty. MCM as the sole investment manager of Horizon, has sole voting and dispositive power over the shares of UE Common Stock owned by Horizon. MCM, as the sole investment manager of an account established by M Partners, has sole voting and dispositive power over the UE Common Stock owned by M Partners.

          (c) Set forth below is a schedule listing the Members of the Group, date of transaction, amount of UE Common Stock involved and price per share during the last sixty (60) days. All transactions were effected in open market purchases on the NASDAQ, National Market:


                                  Number of Shares              Price Per Share
               Date              of UE Common Stock            of UE Common Stock
               ----              ------------------            ------------------
Nixon(1)
               12/30/97                 3,000                          $9.96

Mission(2)
               12/23/97                 3,000                          $9.44
               12/26/97                 3,700                          $9.45
               12/30/97                 3,000                          $9.56
               01/05/98                 2,500                         $10.06
               01/06/98                 1,500                         $10.03
               02/06/98                 5,800                         $10.05
               02/09/98                 4,000                         $10.03
               02/09/98                17,600                         $10.13
               02/10/98                 7,900                         $10.13
               02/11/98                 5,000                         $10.06
               02/12/98                 3,500                         $10.06

------------------
     (1)       Prior to December 30, 1997, Nixon owned 10,000 shares of UE
               Common Stock.

     (2) Prior to December 23, 1997, Mission owned 210,250 shares of UE Common Stock.

                                  SCHEDULE 13D


CUSIP NO. 913483 10 3                                           Page  11  of 14




Liberty(3)
              01/06/98                 1,500                         $10.03
              02/06/98                   800                         $10.05
              02/09/98                 3,100                         $10.13
              02/10/98                   800                         $10.13

Horizon(4)
              12/23/97                   500                          $9.44
              01/02/98                 1,500                         $10.07
              02/06/98                 5,000                         $10.05
              02/09/98                 2,800                         $10.13
              02/10/98                   800                         $10.13

M Partners(5)
              01/02/98                   800                         $10.07
              01/06/98                 2,000                         $10.04
              02/06/98                   400                         $10.08
              02/09/98                 1,500                         $10.13
              02/10/98                   500                         $10.13
              02/12/98                 4,000                         $10.06


          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.  See Item 2 above.

Item 7.   Materials to be Filed as Exhibits

          Joint Filing Agreement.

--------------

     (3)       Prior to January 6, 1998, Liberty owned 31,750 shares of
               UE Common Stock.

     (4) Prior to December 23, 1997, Horizon owned 22,700 shares of UE Common Stock.

     (5) Prior to January 2, 1998, M Partner owned 15,900 shares of UE Common Stock.

                                  SCHEDULE 13D


CUSIP NO. 913483 10 3                                           Page  12  of 14



                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    February 13, 1998


                                  /s/ Geoffrey Nixon
                                  ---------------------------------------------
                                  GEOFFREY NIXON

                                  MISSION PARTNERS, L.P.
                                  By: MCM Associates, Ltd., General Partner

                                  By: /s/ Geoffrey Nixon
                                      -----------------------------------------
                                  Name:     Geoffrey Nixon
                                  Title:    President

                                  LIBERTY NOMINEES LIMITED
                                  By: MCM Associates, Ltd., Investment Manager

                                  By: /s/ Geoffrey Nixon
                                      ----------------------------------------
                                  Name:     Geoffrey Nixon
                                  Title:    President

                                  HORIZON OFFSHORE, LTD.

                                  By: /s/ Geoffrey Nixon
                                      ----------------------------------------
                                  Name:     Geoffrey Nixon
                                  Title:    Director

                                  M PARTNERS, L.P.
                                  By: MCM Associates, Ltd., Investment Manager

                                  By: /s/ Geoffrey Nixon
                                      ----------------------------------------
                                  Name:     Geoffrey Nixon
                                  Title:    President

                                  SCHEDULE 13D


CUSIP NO. 913483 10 3                                           Page  13  of 14



                            JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 13th day of February, 1998, by and among GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD. and M PARTNERS, L.P.


                             W I T N E S S E T H :


     WHEREAS, GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD. and M PARTNERS, L.P. collectively beneficially own more than five (5.0%) percent of the issued and outstanding common stock, $.01 par value, of UNIVERSAL ELECTRONICS, INC. ("UE Common Stock"), a Delaware corporation; and

     WHEREAS, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13D with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD. and M PARTNERS, L.P. hereby agree to jointly file a
Schedule 13D with the SEC regarding the beneficial ownership of UE Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

                                  SCHEDULE 13D


CUSIP NO. 913483 10 3                                           Page  14  of 14

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

                                  /s/ Geoffrey Nixon
                                  --------------------------------------------
                                  GEOFFREY NIXON

                                  MISSION PARTNERS, L.P.
                                  By: MCM Associates, Ltd., General Partner

                                  By: /s/ Geoffrey Nixon
                                      ----------------------------------------
                                  Name:     Geoffrey Nixon
                                  Title:    President

                                  LIBERTY NOMINEES LIMITED
                                  By: MCM Associates, Ltd., Investment Manager

                                  By: /s/ Geoffrey Nixon
                                      ----------------------------------------
                                  Name:     Geoffrey Nixon
                                  Title:    President

                                  HORIZON OFFSHORE, LTD.

                                  By: /s/ Geoffrey Nixon
                                      ----------------------------------------
                                  Name:     Geoffrey Nixon
                                  Title:    Director

                                  M PARTNERS, L.P.
                                  By: MCM Associates, Ltd., Investment Manager

                                  By: /s/ Geoffrey Nixon
                                      ----------------------------------------
                                  Name:     Geoffrey Nixon
                                  Title:    President